EXHIBIT 99.1

North American Construction Group Ltd. Announces $275M Oil Sands Contract Award and Extension

ACHESON, Alberta, Sept. 14, 2021 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced a contract award to Mikisew North American Limited Partnership (“MNALP”) by a major oil sands producer. The contract effectively extends the existing master service agreement between NACG and the producer to December 2023 but transitions to MNALP as the contractor. NACG anticipates the contract to generate approximately $275 million in revenue for NACG over the term of the agreement.

The contract award results in NACG’s combined backlog increasing to approximately $1.9 billion which is another record level for the Company. Furthermore, this transition of scope to an Indigenous partnership continues NACG’s positive trend in meeting and exceeding our goals as set out in our annual Sustainability Report.

Joe Lambert, President and CEO, stated: “Consistent with our corporate strategy, sustainability goals and previous communications, we are pleased to be growing our oil sands business and Indigenous partnerships while achieving our diversification goals. We maintain our commitment to meet the needs of our oil sands customers with high utilization of our largest equipment while at the same time improving the utilization of our smaller equipment on significant contracts outside of the oil sands region. We continue to focus on our diversification strategy by having more customers in more commodity markets and geographic regions.”

Dan Gallagher, Interim Chief Executive Officer, Mikisew Group, stated: “We are excited for another material win through our Mikisew North American Limited Partnership. This partnership continuously demonstrates the ability to provide low-cost, safe, and reliable large-scale services to oil sands clients while providing material benefits back to our community.”

About Mikisew North American Limited Partnership
The Company has a 49% ownership and voting interest in MNALP with the majority owner (51%) being the Mikisew Group of Companies.

About the Mikisew Group of Companies
Mikisew Group of Companies (“Mikisew Group”) is the Independent Economic Development arm of the Mikisew Cree First Nation. Mikisew Group is comprised of two main operating entities and ten joint venture partnerships including MNALP. These entities service the Canadian oil sands in various capacities including fleet maintenance, transportation, site services, emergency response, camp and catering, construction and facilities maintenance. Mikisew Group also holds multiple minority position investments in infrastructure and other related projects.

For more information about the Mikisew Group, visit www.mikisewgroup.com.

About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to the mining, resource, and infrastructure construction markets.

For further information, please contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract as well as schedule of work under the contract.

The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2020 and quarter ending March 31, 2021. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.